COMMENTS RECEIVED ON JANUARY 11, 2013

FROM ALBERTO ZAPATA

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Target Volatility Portfolio

POST-EFFECTIVE AMENDMENT NO. 44

1. C: The Staff would like us to confirm that a different cover page, reflecting the summary prospectus legend, will be used when summary prospectuses are filed.

R: We confirm that a summary prospectus-specific cover will be used.

2. C: The Staff notes that the word "pursuant" is used multiple times throughout the Prospectus and SAI. Per Rule 421, the Staff requests we substitute this legalese with standard English.

R: We believe that the use of the word "pursuant" throughout the fund's registration statement is consistent with the requirements of Rule 421.

3. C: The Staff requests that all bracketed information be completed prior to the 485(b) filing.

R: We will complete the bracketed information in a Rule 485(b) filing on or about February 11, 2013.

4. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Managing underlying holdings to achieve portfolio characteristics similar to the VIP Target Volatility Composite Index over the long-term, which is a hypothetical representation of the performance of the asset classes in which the fund intends to invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market IndexSM (equities); MSCI® EAFE® Index (international equities); Barclays® U.S. Aggregate Bond Index (bonds); and Barclays® U.S. 3 Month Treasury Bellwether Index (short-term investments)."

C: The Staff had a number of questions regarding the VIP Target Volatility Composite Index - who constructs the index; whether the index is considered broad-based; whether the index is proprietary; and whether the index will be used for performance comparison in the future.

R: This index is a supplemental index and will be used in addition to the fund's required broad-based securities market index as permitted by Instruction 2(b) to Item 4 and Instruction 6 to Item 27(b)(7) of Form N-1A once the fund begins to include performance information in its registration statement.

5. "Fund Summary" (prospectus)

"Principal Investment Risks"

"Investing in Other Funds. The fund bears all risks of investment strategies employed by the underlying funds, including the risk that the underlying funds will not meet their investment objectives."

Variable Insurance Products Fund V (File Nos. 33-17704 & 811-05361) Post-Effective Amendment No. 44

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C: The Staff requests confirmation that the risks of all the underlying funds are listed in the "Principal Investment Risks" section.

R: We believe that our disclosure, as currently stated, appropriately summarizes the principal risks of the fund. Therefore, we have not modified our disclosure.

6. "Investment Details"(prospectus)

"Principal Investment Strategies"

"Strategic Advisers intends to manage underlying fund holdings to achieve characteristics similar to that of VIP Target Volatility Composite Index over the long-term. VIP Target Volatility Composite Index is a hypothetical representation of the performance of the asset classes in which the fund intends to invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market IndexSM (equities); MSCIR EAFER Index (international equities); Barclays U.S. Aggregate Bond Index (bonds); and Barclays U.S. 3 Month Treasury Bellwether Index (short-term investments). [However, the primary measure of the fund's success will be its ability to maintain its target portfolio volatility.]"

C: The Staff requests we remove the language in brackets because it is redundant with the strategy outlined in paragraph one of the "Principal Investment Strategies" section and does not add to the discussion.

R: We will make the requested change.

7. "Fund Services" (prospectus)

"Fund Distribution"

"No dealer, sales representative, or any other person has been authorized to give any information or to make any representations, other than those contained in this prospectus and in the related SAI, in connection with the offer contained in this prospectus. If given or made, such other information or representations must not be relied upon as having been authorized by the fund or FDC. This prospectus and the related SAI do not constitute an offer by the fund or by FDC to sell shares of the fund to or to buy shares of the fund from any person to whom it is unlawful to make such offer."

C: The Staff requests that we delete this disclosure.

R: We will make the requested change.

8. "Trustees and Officers" (SAI)

"The Trustees and executive officers of the trust and fund, as applicable, are listed below. The Board of Trustees governs VIP Target Volatility Portfolio and is responsible for protecting the interests of shareholders. The Trustees are experienced executives who meet periodically throughout the year to oversee VIP Target Volatility Portfolio's activities, review contractual arrangements with companies that provide services to VIP Target Volatility Portfolio, oversee management of the risks associated with such activities and contractual arrangements, and review VIP Target Volatility Portfolio's performance. If the interests of VIP Target Volatility Portfolio and an underlying Fidelity fund were to diverge, a conflict of interest could arise and affect how the Trustees fulfill their fiduciary duties to the affected funds. Strategic Advisers has structured VIP Target Volatility Portfolio to avoid these potential conflicts, although there may be situations where a conflict of interest is unavoidable. In such instances, Strategic Advisers and the Trustees would take reasonable steps to minimize and, if possible, eliminate the conflict. Except for James C. Curvey, each of the Trustees oversees 207 funds advised by FMR or an affiliate. Mr. Curvey oversees 434 funds advised by FMR or an affiliate."

Variable Insurance Products Fund V (File Nos. 33-17704 & 811-05361) Post-Effective Amendment No. 44

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C: The Staff requests that we highlight the last sentence so that it is more noticeable by putting it in its own paragraph and adding a sub-heading.

R: We believe that our disclosure, as currently stated, complies with the requirements of Item 17(a)(1) of Form N-1A. Therefore, we have not modified our disclosure.

9. "Exhibits" (Part C)

C: The Staff requests we file the signed contractual agreements for the fund instead of the "Form of" versions.

R: Fund contracts with conformed signatures will be filed as exhibits in a fund's first filing to occur after the contracts have been executed. With respect to the forms of service agreements filed for each class, due to the large volume of agreements, which, for each class, are substantially similar in all material respects, we have filed the forms of contract, consistent with our long standing practice.

10. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.